April 14, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Gary Newberry
Kevin Kuhar
Lauren Hamill
Suzanne Hayes

Re:	Radiopharm Theranostics Limited
Amendment No. 1 to Registration Statement on Form 20FR12B Filed March 20, 2023 File No. 001-41621

Ladies and Gentlemen:

On behalf of Radiopharm Theranostics Limited (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated March 31, 2023 with respect to Amendment No. 1 to the Company’s Registration Statement on Form 20-F that was filed on March 20, 2023.

The Company is concurrently filing Amendment No. 2 to its Registration Statement on Form 20-F, which includes changes made in response to the Comments and certain other changes (the “Amendment No. 2”).

Set forth below is the Company’s response to the Comments, which for your convenience we have incorporated into this response letter. Capitalized terms used in this response letter but not otherwise defined in this response letter shall have the meanings set forth in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form 20FR12B

RAD Clinical Development Pipeline, page 26

1.	We note your response to prior comment two. Your pipeline table should include material product candidates in development. Given your lack of current plans to develop RAD201, it does not appear that it is appropriate to continue to include this product candidate in your pipeline table. The facts that development could be resumed and the results of your Phase I trials supported your decision to pursue another candidate trial, which is depicted in the table, is not sufficient to continue to continue to include RAD201 in your pipeline table.

The Company respectfully advises that it has revised the disclosure on page 26 accordingly.

Stock Purchase Agreement with Pharma15 and its selling stockholders, page 70

2.	We note your disclosure regarding your recent acquisition of Pharma15 via a stock purchase agreement, the terms of which provide for post-closing contingent consideration of $3.2 million [sic] to Pharma15 selling stockholders which could be satisfied by the issuance of Radiopharm ordinary shares depending on the price of such shares at the time a grant occurs. Given your statement that you can issue up to 47,000,000 ordinary shares without shareholder approval to satisfy the contingent consideration under ASX listing rules, and that this number of shares appears to be material relative to the number of ordinary shares currently issued and outstanding, please include risk factor disclosure addressing dilution your shareholders may experience and the potential impact such additional issuance may have on the market price of your ordinary shares.

The Company respectfully advises that it has revised the disclosure on page 16 accordingly.

Sublicense Agreement with NeoIndicate, page 70

3.	Please disclose your obligation to pay an annual license maintenance fee and quantify the amount of the fee.

The Company respectfully advises that it has revised the disclosure on page 70 accordingly.

Jurisdiction and Arbitration, page 89

4.	We note your revisions in response to prior comment 9, which we reissue. You now state both on page 89 and in your risk factor on page 20 that the arbitration provisions of the Deposit Agreement do not preclude ADS holders from pursuing claims under the Securities Act or the Exchange Act “in federal courts,” mirroring the third paragraph of Section 7.6 in the Deposit Agreement. However, the fourth paragraph of Section 7.6 states that ADS holders irrevocably agree that any legal suit, action or proceeding against or involving the Company or the Depositary may be instituted in a state or federal court in New York, New York. Please revise exhibit 2.1 to eliminate this internal inconsistency by stating that the arbitration provisions will not preclude ADS holders from pursuing Securities Act or Exchange Act claims in state or federal courts, and make conforming changes to your prospectus disclosure. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Consistent with prior conversation with the Staff, the Company respectfully advises that it has revised the disclosure on pages 20 and 87 of Amendment 2 and page 32 of Exhibit 2.1.

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Please feel free to contact me on +61 403 292 589 (in your late afternoon or early evening, given the time zone difference with Sydney) or email andrew.reilly@rimonlaw.com.

Very truly yours,

/s/ Andrew Reilly
Andrew Reilly
Partner